UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G/A

(Rule 13d-102)

Information Statement Pursuant to Rules 13d-1 and 13d-2

Under the Securities Exchange Act of 1934

(Amendment No. 2)*

Quintiles Transnational Holdings Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

74876Y101

(CUSIP Number)

December 31, 2015

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 74876Y101	13G/A	Page 2 of 10 Pages

1.	NAME OF REPORTING PERSON BCIP Associates - G
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 1,390 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 1,390 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,390 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 74876Y101	13G/A	Page 3 of 10 Pages

1.	NAME OF REPORTING PERSON BCIP TCV, LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 24,395 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 24,395 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 24,395 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) Less than 0.1%
12.	TYPE OF REPORTING PERSON PN

CUSIP No. 74876Y101	13G/A	Page 4 of 10 Pages

1.	NAME OF REPORTING PERSON Bain Capital Integral Investors 2008, L.P.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Cayman Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 9,918,232 Shares
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 9,918,232 Shares
	8.	SHARED DISPOSITIVE POWER 0
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 9,918,232 Shares
10.	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.1%
12.	TYPE OF REPORTING PERSON PN

Item 1(a).	Name of Issuer

The name of the issuer to which this filing on Schedule 13G/A relates is Quintiles Transnational Holdings Inc. (the “Company”).

Item 1(b).	Address of Issuer’s Principal Executive Offices

The principal executive offices of the Company are located at 4820 Emperor Boulevard, Durham, North Carolina 27703.

Item 2(a).	Name of Person Filing

This statement is being filed on behalf of the following (collectively, the “Reporting Persons”): (1) BCIP Associates – G, a Delaware general partnership (“BCIP-G”), (2) BCIP TCV, LLC, a Delaware limited liability company (“BCIP TCV”), and (3) Bain Capital Integral Investors 2008, L.P., a Cayman Islands exempted limited partnership (“Integral Investors”).

Bain Capital Investors, LLC, a Delaware limited liability company (“BCI”) is the managing partner of BCIP-G. BCI is the administrative member of BCIP TCV. BCI is the general partner of Integral Investors.

The Reporting Persons have entered into a Joint Filing Agreement, dated February 16, 2016, pursuant to which the Reporting Persons have agreed to file this statement jointly in accordance with the provisions of Rule 13d-1(k)(1) under the Act.

Item 2(b).	Address of Principal Business Office or, if none, Residence

The principal business address of each of the Reporting Persons and BCI is 200 Clarendon Street, Boston, MA 02116.

Item 2(c).	Citizenship

Each of BCIP-G, BCIP TCV, and BCI is organized under the laws of the State of Delaware. Integral Investors is organized under the laws of the Cayman Islands.

Item 2(d).	Title of Class of Securities

The class of equity securities of the Company to which this filing on Schedule 13G/A relates is Common Stock, par value $0.01 per share (“Common Stock”).

Item 2(e).	CUSIP Number

The CUSIP number of the Company’s Common Stock is 74876Y101.

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a: Not applicable.

(a)	☐ Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).

(b)	☐ Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	☐ Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	☐ Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

(e)	☐ An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E).

(f)	☐ An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F).

(g)	☐ A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G).

(h)	☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	☐ A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	☐ A non-U.S. institution in accordance with §240.13d-1(b)(1)(ii)(J).

(k)	☐ Group, in accordance with §240.13d-1(b)(1)(ii)(K).

Item 4.	Ownership

Item 4(a).	Amount beneficially owned

This Schedule 13G/A is being filed on behalf of the Reporting Persons. As of the close of business on December 31, 2015, the following shares were held by the Reporting Persons:

BCIP-G owned 1,390 shares of Common Stock of the Company, representing less than 0.1% of the Company’s outstanding shares of Common Stock.

BCIP TCV owned 24,395 shares of Common Stock of the Company, representing less than 0.1% of the Company’s outstanding shares of Common Stock.

Integral Investors owned 9,918,232 shares of Common Stock of the Company, representing approximately 8.1% of the Company’s outstanding shares of Common Stock

As a result of the foregoing and the relationships described in Item 2(a), the Reporting Persons may be deemed to beneficially own in the aggregate 9,944,017 shares of Common Stock of the Company, representing, in the aggregate, approximately 8.1% of the Company’s outstanding shares of Common Stock. The percentage of the Company’s outstanding shares of Common Stock held by the Reporting Persons is based on 123,093,134 shares of Common Stock of the Company outstanding, as of October 21, 2015, as reported in the Company’s Form 10-Q filed with the Securities and Exchange Commission on October 28, 2015.

The Reporting Persons are party to a Shareholders Agreement, dated as of January 22, 2008 (as supplemented and amended, the “Shareholders Agreement”) with Dennis B. Gillings, Susan Gillings Gross, Gillings Family Limited Partnership, GFEG Limited Partnership, The Gillings Family Foundation, GF Investment Associates LP, TPG Quintiles Holdco II, L.P. and TPG Quintiles Holdco III, L.P.,. The Shareholders Agreement requires the shareholders party thereto to vote their shares of Common Stock for directors that are designated in accordance with the provisions set forth therein. As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934. As of December 31, 2015, based on publicly available information, such persons collectively own 29,881,714 shares of Common Stock, or 24.3% of the outstanding shares of Common Stock. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such Reporting Person.

The Reporting Persons are also party to a Coordination Agreement (as amended and supplemented, the “Coordination Agreement”) with the shareholders party to the Shareholders Agreement as well as 3i Growth Healthcare Fund 2008 L.P., 3i U.S. Growth Partners L.P., 3i Growth Capital (USA) M L.P., 3i Growth Capital (USA) E L.P. and 3i Growth Capital (USA) P L.P. The Coordination Agreement includes certain rights and restrictions regarding the transfer of shares of Common Stock. As a result, the foregoing persons may be deemed to be a group for purposes of Section 13(d) under the Securities Exchange Act of 1934. Each Reporting Person disclaims beneficial ownership of the shares of Common Stock held by any person other than such Reporting Person.

Item 4(b).	Percent of Class

See Item 4(a) hereof.

Item 4(c).	Number of shares as to which such person has:

(i)	sole power to vote or to direct the vote:

BCIP-G	1,390
BCIP TCV	24,395
Integral Investors	9,918,232

(ii)	shared power to vote or to direct the vote: 0

(iii)	sole power to dispose or to direct the disposition of:

BCIP-G	1,390
BCIP TCV	24,395
Integral Investors	9,918,232

(iv)	shared power to dispose or to direct the disposition of: 0

Item 5.	Ownership of Five Percent or Less of a Class

Not Applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person

Not Applicable.

Item 7.	Identification and Classification of the Subsidiary which Acquired the Security Being Reported on by the Parent Holding Company or Control Person:

Not Applicable.

Item 8.	Identification and Classification of Members of the Group

See Item 4(a) hereof.

Item 9.	Notice of Dissolution of Group

Not Applicable.

Item 10.	Certification

Not Applicable

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: February 16, 2016

BCIP ASSOCIATES-G
By	Bain Capital Investors, LLC,
its managing partner

BCIP TCV, LLC
By:	Bain Capital Investors, LLC,
its administrative member,

BAIN CAPITAL INTEGRAL INVESTORS 2008, L.P.
By:	Bain Capital Investors, LLC,
its general partner,

By:	/s/ Michael D. Ward
Michael D. Ward
Managing Director

Exhibit A

Agreement Regarding the Joint Filing of Schedule 13G/A

The undersigned hereby agree as follows:

(i) Each of them is individually eligible to use the Schedule 13G/A to which this Exhibit is attached, and such Schedule 13G/A is filed on behalf of each of them; and

(ii) Each of them is responsible for the timely filing of such Schedule 13G/A and any amendments thereto, and for the completeness and accuracy of the information concerning such person contained therein; but none of them is responsible for the completeness or accuracy of the information concerning the other persons making the filing, unless such person knows or has reason to believe that such information is inaccurate.

Dated: February 16, 2016

BCIP ASSOCIATES-G
By Bain Capital Investors, LLC,
its managing partner

BCIP TCV, LLC
By:	Bain Capital Investors, LLC, its administrative member,

BAIN CAPITAL INTEGRAL INVESTORS 2008, L.P.
By:	Bain Capital Investors, LLC, its general partner,

By:	_/s/ Michael D. Ward
Michael D. Ward
Managing Director